

Mail Stop 3561

November 8, 2016

Mr. Peter Janosi
President
MarilynJean Interactive, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re: MarilynJean Interactive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed July 15, 2016**
> **File No. 000-54870**

Dear Mr. Janosi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Certifications

1. We note that the Certifications included in Exhibits 31.1 and 32.1 do not provide the exact date on which such Certifications were signed and instead indicate the date is "July __, 2016." Please amend your filing to provide appropriately dated Certifications. Ensure that the date used is as of a current date as opposed to a July 2016 date. Please refer to Item 601(B)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products